Investors, analysts and other interested parties can access Brascan’s 2002 Year End Results Shareholders Letter, as well as the Supplementary Information Package and Corporate Profile, which form the basis of this release, on Brascan’s web site under the Investor Information/Financial Reports section at www.brascancorp.com.

The 2002 Year End conference call can be accessed via webcast on February 14, 2003 at 2:00 p.m. EST at www.brascancorp.com or via teleconference at 416-695-9753 or 1-877-888-7019, toll free in North America, at approximately 1:50 p.m. EST, using Reservation Number T392203S. The teleconference replay can be accessed at 416-695-9731 or 1-888-509-0082 using pass code 2203.

BRASCAN REPORTS RECORD CASH FLOW FROM
OPERATIONS OF $3.74 PER SHARE FOR THE YEAR

TORONTO, February 14, 2003 – Brascan Corporation (TSX: BNN.A, NYSE: BNN) today announced cash flow from operations of $183 million, or $0.90 per fully diluted common share for the three months ended December 31, 2002. For the year ended December 31, 2002, cash flow from operations was a record $736 million or $3.74 per share. On a comparable basis for 2001, Brascan achieved its cash flow growth objective, recording a 17% increase over the $3.20 per share reported last year.

Net income was impacted by Noranda’s previously announced non-cash writedown of its magnesium business, which resulted in an equity accounted charge to Brascan of approximately $255 million or $1.44 per share. As a result, Brascan reported a net loss of $174 million or $(1.11) per share during the fourth quarter, compared with income of $0.17 per share in 2001. Brascan’s net income in its operating businesses, prior to the one time charge, increased by 24%, a similar increase to the increase in cash flow from operations during the year.

For the year ended December 31, 2002, Brascan’s net income which was $130 million or $0.33 per share, compared with $311 million or $1.52 per share in 2001, decreased as a result of the inclusion of Noranda’s non-cash equity charge, offset partially by increased operating results.

“Brascan completed a significant number of initiatives in 2002 which contributed to the strong year-over-year results, and solidified our position in our three operating businesses. Despite the disappointing fourth quarter net loss resulting from the one time charge related to the rationalization of Noranda’s magnesium business, we are in the strongest financial position in our history, with access to substantial liquidity and our operating businesses positioned for growth.” commented Bruce Flatt, President and Chief Executive Officer of Brascan.

2002 Achievements and Highlights

During 2002, in addition to achieving record operating cash flows, Brascan solidified its foundation for continued growth through the following initiatives:

–

Acquired four hydroelectric plants in Northern Ontario totalling nearly 500 megawatts for
$340 million.

–

Expanded US market penetration in the power generation business with acquisition of 12 hydroelectric generating stations, totalling 160 megawatts, six in Maine and six in New Hampshire.

–

Acquired the remaining half interest in the 110 megawatt Lake Superior natural gas-fired co-generation plant for $65 million, strengthening the Company’s production flexibility in Northern Ontario.

–

Privatized Brascan’s financial operations with an investment of $773 million, furthering the Company’s objective of owning 100% of its operating businesses.

–

Signed a 20-year contract for the sale of all power generated from a new hydroelectric facility in British Columbia prior to completion of construction.

–

Leased over 3 million square feet of space, nearly three times what was contractually expiring.

–

Formed the New York-based Brascan Real Estate Finance Fund to invest in US real estate mezzanine loans.

–

Acquired a half interest in the Three World Financial Center office tower in Lower Manhattan for US$158 million.

–

Raised nearly $2 billion of capital through eight major transactions that included: three preferred equity issues totalling $400 million; a corporate, US$350 million ten year debenture issue; a $100 million hydro income trust equity offering; and $1 billion of long term mortgage financings with recourse only to specific properties.

–

Sold half interests in two office towers in Toronto and Calgary to institutional partners for $450 million.

–

Repurchased over 7 million common shares of the company and expanded the normal course issuer bid to facilitate the acquisition of up to 10% of the company’s common shares.

Additional Information

The Letter to Shareholders for 2002 is attached to this release and contains further information on the company’s strategy, operations and financial results. This letter will be available on the company’s web site and will be included in the 2002 Annual Report to Shareholders.

A Supplementary Information Package with additional financial information is posted on Brascan’s web site (under Investor Information, Financial Reports) and should be read in conjunction with this press release. The Supplementary Information Package also contains management’s estimates of the underlying value of the company’s operating businesses based on their cash flows.

Dividend Declaration

On February 12, 2003, the Board of Directors declared a quarterly common share dividend of $0.25 per share, payable May 31, 2003 to shareholders of record on May 1, 2003. Information on all of the company’s common and preferred share dividends can be found on Brascan’s web site under Stock Information.

Brascan Profile

Brascan is a North American based company which owns and manages assets which generate sustainable cash flows. Current operations are largely in the real estate, power generation and financial sectors. Assets total $23 billion and include 55 premier commercial properties and 38 power generating facilities. Brascan’s publicly traded securities are listed on the New York and Toronto stock exchanges.

Conference Call and Webcast

Brascan will hold a conference call for investors on Friday, February 14, 2003 at 2:00 p.m. EST at 416-695-9753 or 1-877-888-7019, toll free in North America, using reservation number T392203S. Access to an audio webcast of the conference call will be available at Brascan’s web site at www.brascancorp.com. A replay of the call will be available until midnight on Friday, March 14, 2003 at 416-695-9731 or 1-888-509-0082, using pass code 2203. The audio playback of the teleconference will also be available on Brascan’s web site.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brascancorp.com

Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements.  Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF INCOME

					Comparative Results
	Three Months Ended December 31		Year Ended December 31		Quarter Ended Dec. 31	Full Year
Cdn$ millions, except per share amounts	2002	2001	2002	2001	2001*	2001*
Total revenues	$1,480	$ 321	$4,810	$1,269	$1,321	$4,716
Net operating income
Commercial property operations	243	22	1,076	130	248	1,087
Financial operations	61	63	268	256	63	256
Power generating operations	59	29	240	142	29	142
Residential property operations	51	3	166	8	42	140
Investment income	33	23	120	87	34	131
Other	8	–	36	25	8	46
	455	140	1,906	648	424	1,802
Expenses
Interest expense	178	64	732	306	184	764
Minority share of income before non-cash items	92	28	450	116	107	454
Other operating costs	27	–	88	11	16	79
Income before non-cash items	158	48	636	215	117	505
Depreciation and amortization	48	10	188	39	41	157
Taxes and other non-cash items	38	(5)	164	(7)	27	122
Minority share of non-cash items	(31)	–	(130)	–	(31)	(123)
Equity accounted loss (income)	277	(2)	284	(128)	35	38
Net income (loss)	$ (174)	$ 45	$ 130	$ 311	$ 45	$ 311
Net income (loss) per common share
Diluted	$(1.11)	$0.17	$0.33	$1.52	$0.17	$1.52
Basic	$(1.14)	$0.18	$0.33	$1.54	$0.18	$1.54

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

					Comparative Results
	Three Months Ended December 31		Year Ended December 31		Quarter Ended Dec. 31	Full Year
Cdn$ millions, except per share amounts	2002	2001	2002	2001	2001*	2001*
Income before non-cash items	$ 158	$ 48	$ 636	$ 215	$ 117	$ 505
Dividends from Noranda Inc.	19	18	76	75	18	75
Dividends from Nexfor Inc.	6	6	24	21	6	21
Other	–	12	–	40	–	–
Cash flow from operations	$ 183	$ 84	$ 736	$ 351	$ 141	$ 601
Cash flow from operations
per common share	$0.90	$0.41	$3.74	$1.76	$0.75	$3.20

*  Presented on a basis comparable to 2002. See Note 1

CONSOLIDATED BALANCE SHEET

	December 31	December 31
Cdn$ millions	2002	2001
Assets
Cash and cash equivalents	$ 525	$ 607
Financial assets	1,134	1,359
Accounts receivable and other	2,130	2,294
Operating assets
Commercial properties	9,429	9,580
Power generating plants	2,338	1,600
Financial operations	2,099	1,597
Residential properties	1,028	1,110
Assets under development	2,231	1,631
Investment in Noranda Inc. and Nexfor Inc.	1,874	2,151
	$ 22,788	$ 21,929
Liabilities
Accounts and other payables	$ 1,994	$ 1,718
Corporate borrowings	1,635	1,313
Non-recourse borrowings
Property specific mortgages	7,887	7,160
Other debt of subsidiaries	2,950	3,161
Shareholders’ interests
Minority interests of others in assets	2,301	2,720
Preferred equity
Corporate	1,149	1,107
Subsidiaries	710	489
Common equity	4,162	4,261
	$ 22,788	$ 21,929

Note 1

Effective December 31, 2001, Brascan Corporation (the “company”) commenced consolidating the results of Brookfield Properties Corporation (“Brookfield”). For comparability, the company has included a statement of income that gives effect to consolidating the results of Brookfield since January 1, 2001 at the company’s ownership level in that year. The consolidation of Brookfield has no effect on net income, net income per share or retained earnings.

Note 2

The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

Creating Shareholder Value

Our principal operating businesses – real estate, power generation and financial services – fared well during 2002, each generating record cash flows. Furthermore, the strength of our balance sheet enabled us to expand our business base and lay the foundation for future cash flow growth and higher shareholder values.

While there are different ways to increase shareholder value, building sustainable cash flows is what we have chosen to concentrate on. We have, therefore, focused much of our reporting to you on our operating cash flows, and on the free cash flow available for reinvestment.

In this report we will also try to convey our business strategies and recent achievements so you can make your own assessment on how we are doing and where we are heading.

To start with, and particularly for those of you who are just getting to know us, we have summarized below the five main building blocks on which our business strategies are based:

*

Focusing on Quality Assets – purchased on a value basis to generate increasing cash flows, and thus leading to higher values over time.

*

Delivering Sustainable Cash Flows – supported by long-term revenue contracts, locked in place for a number of years.

*

Building Competitive Advantages – to give us an edge in our efforts to increase our return on capital invested.

*

Disciplined Return on Capital – which drives our daily decisions, and sets the parameters for our long term strategic plans.

*

Maintaining a Solid Financial Position – based on investment grade ratings and access to diverse sources of capital in order to expand our businesses when opportunities arise.

These five building blocks are an integral part of our business model. The objectives are twofold: first, to safeguard your capital; and second, to generate superior returns measured over the longer term.

Delivering on Our Commitments

Last year, we shared with you our vision for refocusing the company in three main areas, each of which is capable of generating sustainable and growing cash flows. At the same time, we established two long term performance objectives: first, achievement of 15% annual growth in cash flow from operations; and second, more active management of our capital to increase the cash return on our shareholders’ equity.

In 2002, we exceeded our cash flow objective with 17% growth in cash flow per share. This helped us to increase the cash return on shareholders’ equity to 16% and take another meaningful step towards our long-term goal of 20%.

Equally important, we are confident of achieving further growth in the current year, benefiting from the contractual revenue streams embedded in our businesses, and the recent additions to our operating base. Longer-term performance will, however, depend to some extent on the economic environment and also on how effectively we execute our strategic plans.

One source of significant disappointment in 2002 was our investment in Noranda. Profound structural changes in the world’s magnesium markets led Noranda to record a large non-cash restructuring charge during the fourth quarter of 2002. By taking painful, but decisive action, Noranda can now focus on increasing the returns from its other assets. Noranda’s write-off did not affect Brascan’s cash flows, however, it did impact our net income and represents a real loss of value. Fortunately, Noranda represents a much smaller portion of our assets than it did a few years ago, and putting this behind us will enable us to broaden our options for this investment as commodity prices recover.

2002 Performance

While we think of our shareholders as owning a piece of each of our assets for the long term, we do recognize that some shareholders rely on, and are measured by, short term stock market performance.

In this regard, we took some comfort from the fact that our common share price has more than held its own in difficult financial markets. But we know full well you cannot take historical or relative performance to the bank or to your constituents and that it is essential each day for us to lay and nurture the seeds for continued growth.

We are therefore pleased to report that considerable value was added during the year to the underlying value of the company and its future prospects, despite the performance of our investment in Noranda.

Initiatives completed during 2002 increased the underlying value of your shares to approximately $47.75. Taking into account the $1.00 annual dividend you received, the incremental value created totalled $5.85 per share, an increase of 14% from last year.

The analysis we regularly undertake to track growth in the underlying value of your shares is presented in the Management Discussion and Analysis section of the annual report. Additional information is also available in the supplementary financial package on our web site. We encourage you to review this information and to make your own assessment of the company’s underlying value.

Focusing on Quality Assets

Our focus on high quality assets is one of the reasons that we have been able to deliver strong financial results in a difficult business environment. It has always been our practice to forgo short-term results in order to rest comfortably at night. We therefore endeavour to own quality assets with secure income streams that can be maintained during difficult times, and as a result are more likely to generate higher returns over the longer term.

Our strong operating cash flows in 2002 largely reflect the high quality of our businesses. In recent years, we worked proactively to put long-term escalating revenue contracts in place in our real estate and power generating operations with the objective of earning sustainable cash flows throughout the business cycle.

We have found that quality assets, which generate increasing cash flows, also tend to rise in value, especially those that require little sustaining capital. With assets such as these, the cash flow generated is also free to invest selectively in additional quality assets to expand the base of our operations.

With our high quality asset base as a foundation and a company-wide commitment to achieve higher returns on capital, we believe we are well positioned to deliver on our commitment to you to maintain our growth, even in these more difficult times.

Delivering Sustainable Cash Flows

In 2002, we generated a record $3.74 per share in cash flow from operations, a 17% increase over the $3.20 per share earned in 2001 and the sixth consecutive year we have been able to report meaningful growth.

Of the $3.74 of cash generated for each of your shares, $1.00, as you know, was paid to you as a dividend. We utilized $1.24 to repurchase common shares of the company, which alone added approximately $0.54 of incremental underlying value to each of your shares. The balance of $1.50 was utilized within the business to strengthen and expand our operations.

In total, our share of the operating cash flow generated from our businesses increased by 22% to $736 million, while the free cash flow, which includes cash retained in our businesses for other stakeholders, totalled $910 million – both record achievements.

The improved quality of our cash flows, although not as measurable, is of critical importance to our success. Strong performance in difficult markets reflects the nature of our asset base and the long-term contracts we have in place to produce stable and increasing cash flows.

Proactively managing the term of our commercial real estate leases continues to add value and certainty to our cash flows. In 2002, we entered into new rental agreements covering over 3 million square feet of space with high quality tenants. This represented 10% of our portfolio, nearly triple the amount of space that was scheduled to rollover in 2002.

In addition, we locked-in long-term contracts for a number of our power plants, including a 20-year escalating contract for 100% of the power that will be produced by a new generating plant under construction in British Columbia. We also continued to build our asset management business, striving to increase fee revenues and the overall sustainability of cash flows from these operations.

Our cash flows will also benefit from assets currently under construction when they come on stream. Many of these assets will start contributing to our cash flows in 2003 or 2004 and include a 1.1 million square foot office tower in Midtown Manhattan, pre-leased for 30 years, and targeted for completion in the fall of 2003; five hydroelectric power generating plants which are currently under construction; and a number of properties being developed into master-planned residential communities in California, Virginia, Colorado and Alberta.

With a solid foundation of contract-based sustainable cash flows and many new growth initiatives in each of our operations, we believe we are well positioned to meet our growth targets in the years ahead.

Building Competitive Advantages

We strengthened our operating model in 2002 by acquiring 100% of our financial businesses. This was a natural next step for us, after privatizing our power generating operations in 2001, and it enabled us to integrate key aspects of our financial operations with our other businesses and increase our return on the capital invested.

What this means from an operational perspective is that we are better able to share the expertise of our financial services team across our other operations in order to sharpen our decision-making in acquisitions, dispositions and financing of assets.

It has also enabled us to make available, more effectively, our extensive industry-specific knowledge and operating strengths to our now wholly-owned financial businesses. The integration of our operations should ensure that our capital commitments start off with a competitive advantage.

We have actively narrowed the areas of business to which we commit capital, but broadened our exposure to those where we have a competitive advantage. We believe that the benefits we gain from this approach will lead to higher returns over time.

One example of our businesses working together to achieve higher returns is the recent formation of the Brascan Real Estate Finance Fund. As a result of our strong position in the North American real estate market, we identified an opportunity to establish a real estate financing fund providing mezzanine financing to commercial property owners. Managed by an experienced New York-based team, the fund was launched with an initial investment of US$200 million.

Another example of our competitive advantages in action is our investment in a gold mine in British Columbia. Very simply, we restructured and refinanced the mine based on a $250 per ounce gold price, and now we expect to produce very positive returns with significant cost reductions and higher gold prices.

Our ability to withdraw and reallocate capital among businesses is another strategy that gives us a competitive advantage and differentiates us from many single sector companies. By leveraging our competitive advantages we will endeavour to acquire, on a value basis, quality operating assets when they are out of favour, such as real estate in the early to mid-1990’s and power generating assets today.

Disciplined Return on Capital

While we will continue to focus on increasing our cash flow from operations as the key ingredient to the creation of wealth, we do recognize that increasing cash flow is only part of the long-term value creation equation.

The effective allocation of resources among our operations is critical to the achievement of superior risk adjusted returns on the capital invested in the business. In doing so, we aim to invest capital in assets when they trade below net asset value, and sell assets when they trade above their net asset value. During 2002, we extracted capital from our real estate operations and invested capital on higher returns in our power generating operations.

In total, we generated $450 million through the sale of half interests in two commercial office towers to institutional investors seeking solid returns with limited capital risk. We invested over $650 million in the acquisition of 16 hydroelectric power plants in Ontario, New Hampshire and Maine. In addition, we acquired an additional half interest in our Lake Superior Power natural gas-fired generation facility in Northern Ontario. These acquisitions almost doubled our generating capacity and solidified our position in our selected markets.

Achieving superior returns is partly dependent on the continued reduction in our cost of capital. We plan to achieve this by maintaining high investment grade credit ratings which provide us with access to a wide range of low cost financing options.

In 2002, we reduced our overall cost of capital by 20 basis points to 9.6%, adding approximately $40 million or $0.20 per share annually to the future bottom line of the company. This was accomplished in part, through the issuance of low-cost preferred equity and the use of income trusts and other investment funds favourably leveraged by institutional investors.

We also continuously review whether or not to use a portion of the equity you have invested in the business to repurchase common shares and hence increase your ownership interest in each of our operations. We have believed for some time that our common shares represent an attractive place to invest surplus capital, and consequently we have repurchased shares consistently over the past three years.

In 2002, we repurchased over 7 million common shares for cancellation. These repurchases went a long way to offsetting the dilution arising from the issuance of 11 million common shares issued to privatize our financial operations early in 2002. Although we would have preferred not to have issued these shares, we believed it was the only way to complete this strategic initiative.

We continue to believe that the case for repurchasing our shares is compelling. At the same time, we know we must maintain a balance between capturing immediate value through share repurchases and creating long-term strategic value in our operations. With these factors in mind, we will continue repurchasing shares for value while remaining cognizant of the need to maintain a strong capital base, financial ratios which exceed debt rating targets, and sufficient capital in order to pursue attractive investment opportunities as they arise.

Maintaining a Solid Financial Position

Two years ago, we set out to enhance our liquidity in anticipation of unsettled capital markets and the opportunities that a more challenging business and financial environment might present. Our solid financial position enabled us to make a number of key acquisitions and still conclude 2002 in the strongest financial position in the company’s history, including investment grade debt ratings from three recognized North American rating agencies.

Today, we have access to over $2 billion of capital for investment and our operations are expected to generate free cash flow of close to $1 billion in the current year. As we enter 2003 we are in the fortunate position of being able to finance additional growth opportunities for each of our businesses, should opportunities present themselves.

We have had a relatively high dividend payout policy for the past five years. There are a number of reasons for this. In the mid-1990’s, when there were fewer investment opportunities to expand our businesses, we decided to payout a large portion of our free cash flows. We have also wanted to ensure that our financial position was extremely strong in order to increase our debt ratings and lower our overall cost of capital.

Longer term, we will look at our dividend payouts on a relative and absolute basis and weigh the views of our shareholders, some of whom would like to see less dividends and some more. We are also paying close attention to new dividend taxation regulations being introduced in the U.S.

Growth Opportunities

During the past year, we continued to favour organic growth to expand our operations, rather than making new acquisitions. At the same time, we withdrew capital from mature assets which had limited growth prospects. This provided us with additional liquidity to judiciously acquire other more strategic assets with higher return prospects.

Our objective is to seek balanced, profitable growth, and not growth for the sake of growth. We have previously assured you that we will only pursue business expansions, acquisitions or development opportunities that meet our return objectives, and build long term value for shareholders.

In this regard, we are exploring further opportunities in the U.S. power generation industry to acquire assets on a deep value basis, in relation to their replacement cost. We believe we have a unique, once in a multi-decade opportunity to add quality assets to our power operating base. This is a result of the turmoil in this industry caused by short term over-supply and the financial difficulties faced by many industry participants.

Our preference is to acquire long-life hydro generating facilities with extensive water storage reservoirs. We will however, also invest in thermal generating facilities when these can be acquired with a knowledgeable partner at significant discounts to their replacement costs.

The opportunities to acquire high quality real estate at this point in the business cycle are fewer. We did, however, purchase a half interest this year in the American Express Tower at the World Financial Center, the only tower in this premier office complex in which we did not already have an ownership interest. We are confident that we can use our strong market presence in Manhattan to re-lease and refinance the property to create exceptional long term value for shareholders.

Alternative asset management initiatives represent the strongest area of growth in our financial operations. The launch of the Tricap Restructuring Fund in 2001 and our Brascan Real Estate Finance Fund this year are targeted at meeting the needs of institutional investors seeking alternatives to the equity markets.

Our real estate services and reinsurance operations also made strong progress during 2002 in implementing their business plans. Our finite risk reinsurance operations, operated through Imagine Reinsurance, has established itself as a partner of choice for many U.S. and European insurers.

The Future

We have narrowed our business focus to the three areas in which we have solid expertise and distinct competitive advantages. We believe that the broadening of our range of activities within these areas is the least risky method to implement our growth strategy.

We are often asked if we would consider moving into sectors that are outside of our core expertise. While the simple answer is “No”, there may well be exceptions.

Although we may invest relatively small amounts of capital in unrelated businesses through our financial operations, or through restructuring or refinancing opportunities, you will not see us acquiring or building totally unrelated businesses, or businesses that do not fit the sustainable cash flow model that is at the heart of our business strategy.

Looking ahead, you can expect that the investments we make will be consistent with our strategy of building long term shareholder value through the ownership of high quality assets, which generate sustainable cash flows. These criteria will guide us as we deploy our ample capital resources in order to increase returns.

Strengthening Corporate Governance

We embrace sound and effective corporate governance as a priority for building our business. With the recent attention given to corporate governance, we took the opportunity to review our current policies and practices, benchmarking them against companies acknowledged as leaders.

As a result, we made several governance changes during the year to ensure that we remain abreast or ahead of evolving governance practices in both the US and Canada.

We re-aligned our audit and compensation committees to ensure that they are comprised totally of independent directors. We commenced expensing management options and introduced minimum hold periods for options exercised, as well as share ownership requirements for senior executives. Management also certified our financial statements ahead of any regulatory requirement to do so, and for a number of years we have had a lead director on our board which meets regularly, independent of management. Lastly, the board Chair and Chief Executive roles within the company have been separated.

We aim to continually review and improve the corporate governance practices which are outlined in our Management Information Circular and which can also be accessed on our web site.

In Closing

You should expect our actions in the years ahead to reflect our determination to build long term shareholder value by owning quality assets which generate sustainable cash flows. While none of us can know for sure what the future will bring or whether each of our financial targets will always be met, we are confident that we have the financial resources and the commitment of our colleagues to continue building shareholder value.

As part-owners of high quality assets, please feel free to stop by and visit our operations and meet our people. The World Financial Center in downtown New York recently re-opened, better than before; the Marché at BCE Place in Toronto is a wonderful place for lunch; and Bankers Hall in Calgary has some great shops. While our power generating plants are in more remote areas, we would also encourage you to visit them if you are in the vicinity. And, when you decide to buy a new home, please consider Royal LePage if you live in Canada.

Lastly, we pay tribute to Allen Lambert, one of our great mentors and partners who passed on this year after a remarkable life as a business leader, an active community contributor and former Chairman of the Toronto-Dominion Bank. The BCE Place Allen Lambert Galleria is one of the lasting tributes to Allen’s role in changing the face of downtown Toronto. As a board member for over 20 years, he was an inspiration to all of us and is deeply missed at our weekly management and quarterly board meetings.

Roberto de Andrade and Jack Curtin are retiring as directors this year. We thank them both for their guidance and support, which in Roberto’s case has spanned more than 50 years, and will continue to be received with his appointment as Director Emeritus of the corporation.

On behalf of all of my partners and our board, thank you for your continued interest and support.

J. Bruce Flatt

President and CEO

February 12, 2003